Exhibit 99.1

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, September 10, 2020

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins

Present

Re: Material fact report

Dear Chairman:

In accordance with the provisions of articles 9 and 10 of Law No. 18,045 on the Securities Market, and as established in the Commissions’ General Rule No. 30, I inform you as a material fact of LATAM Airlines Group S.A. (“LATAM Airlines” or the “Company”) the following MATERIAL FACT:

●	On this date, the Honorable Judge James L. Garrity ruled on the DIP (Debtor In Possesion) financing proposals filed in the Southern District Court of New York (the “Court”) within the framework of the LATAM reorganization process in the United States of America (Chapter 11 procedure).

●	The Court ruled that the price and terms of the DIP financing proposed by LATAM, both in Tranche A (Oaktree) and in Tranche C (Costa Verde and Qatar), meet the standard of being completely fair (entire fairness), and that DIP creditors have the right to have their good faith recognized, requirements to be able to approve the operation under the Bankruptcy Code of the United States of America.

●	However, the Court also determined that LATAM's option to cause Tranche C creditors to subscribe shares of the Company with the proceeds of the loan payment, included in the DIP financing, could not be approved at this time without affecting the possibility for the Court to review and rule in the future on the reorganization plan to be presented by LATAM.

●	Since the request for approval of DIP funding had to be approved or rejected as a whole, the Court concluded that, for the reason indicated in the previous paragraph, it would not approve the request.

●	The Company, together with its legal and financial advisers, is analyzing the Court's decision and its scope to define a course of action.

Sincerely yours,

Roberto Alvo M.

CEO

LATAM Airlines Group S.A.